Power Hero Corp.



Annual Report

2023

Annual Report 2023

Throughout this document, mentions of Power Hero refer to Power Hero Corp., a corporation formed on January 6, 2017 in Delaware (the "Company"). The Company's physical address is 2105 Foothill Blvd., Suite B360, La Verne, CA 91750.

You may contact the Company by emailing IR@powerhero.com. This annual report is posted on the Company's website, https://www.powerhero.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Power Hero Corp. ("[COMPANY]" or "Company") is a corporation formed on January 6, 2017, in Delaware. The Company's physical address is 2105 Foothill Blvd., Suite B360, La Verne, CA 91750. The Company's web site may be accessed at https://www.powerhero.com

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Esmond Goei

Board positions with Power Hero Corp.

Dates	Position	Principal Occupation
01/06/2017	CEO, Chairman of the Board of Directors & Founder	Chief Executive Officer

Positions with Power Hero Corp.

Dates	Position	Responsibilities
01/06/2017	CEO, Chairman & Founder	Manages the overall operations of the Company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/06/2017 to Present	Power Hero Corp.	CEO, Chairman & Founder, Power Hero Corp.

Mr. Goei is a serial entrepreneur with many successful startups and turnarounds spanning over 30 years. He started Power Hero in 2017 after selling a modular solar-powered battery systems company, which he founded in 2009, and was CEO until 2016. Esmond has participated in several other emerging companies with successful gains upon their IPO or sale such as a multi-media processing company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, and an electronics toy company (IPO 1995). Esmond Goei is an electrical engineer with a bachelor's degree in applied science (Electrical Engineering) from Queen's University and an MBA from Western University.

Robert Kent

Board positions with Power Hero Corp.

Dates	Position	Principal Occupation
08/03/2017 to Present	Vice Chairman of the Board of Directors & Co-Founder.	Rob joined Power Hero in August 2017 as a Director and was appointed as Vice-Chairman and CMO on February 1, 2018. He is an IoT innovator in the medical device sector where he served as CEO for O2 Concepts (2014 - 2017) a manufacturer of networked portable home oxygen devices. Partnering with Verizon, they were the first to offer remote monitoring and device tracking – generating 5X growth while deploying over 20,000 units. He has experience building and managing rapid growth businesses in highly regulated environments. He is particularly adept at leveraging partnerships with developers and manufacturers to rapidly bring products to market, and strategically positioning technology for unique competitive advantages. Rob holds a BS in Economics from the US Naval Academy and an MBA from UC Irvine.

Positions with Synova Life Sciences

Dates	Position	Responsibilities
07/01/2017 to Present	COO & Co-Founder	Manages the operations of Synova as the Chief Operating Officer.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
08/03/2017 to Present	Power Hero Corp.	Member of the Board of Directors, EV charging solutions provider. Chief Marketing Officer as of 02/01/2018.
07/01/2017 to Present	Synova Life Sciences	COO, Stemcell harvesting company, manages the operations of the company.
03/01/2013 to Present	First Wave Partners	Partner, consultancy, provides consulting services.

Armando Castro

Board positions with Power Hero Corp.

Dates	Position	Principal Occupation
01/01/2017 to Present	Assistant Secretary & Legal Advisor	Oversees the corporate secretarial administration of the company and provides legal counsel to the company.

Positions with Pillsbury Winthrop Shaw Pittman LLP

Dates	Position	Responsibilities
05/01/2014 to Present	Partner	Provides legal services and advice in corporate securities law.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Esmond Goei owns 9,585,278 shares of Common Stock, representing a voting power of 56.2%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Company was first incorporated as iJuze Corp. on January 6, 2017, and subsequently changed its name to Power Hero Corp. on January 31, 2018, which is more reflective of its business. Power Hero is dedicated to the business of growing the Electric Vehicle (EV) charging infrastructure by developing and marketing charging solutions for EVs. Our 9 issued patents across our products in hardware and software are designed to provide EV drivers multiple means of charging their EVs, and in particular where they live regardless of where they live, including multi-unit residential buildings (MURBs) which are commonly referred to as apartment buildings.

Although America has committed to transitioning to EVs, a large part of the populace, about 30%, live in MURBs and much of the MURBs were built prior to the advent of EVs and are not structurally constructed to provide EV charging on premise. We believe America cannot attain its EV adoption goals if MURB tenants are not able to charge their EVs conveniently at "home", on the premise where they live. Home charging has been shown to be favored by over 80% of EV drivers. Power hero offers these EV owners several solutions that are in development.

Our PowerPac product would enable apartment dwellers to have personal "home" Level 2 fast charging on premise as long as there is available 110V residential power. PowerPac takes in power at 110V and store it up and discharge it at the higher voltage of 240V when the EV driver returns home and plugs in to our PowerPac. We plan to use various outreach methods such as social media and print media to reach MURB tenants with EVs and landed property owners with chargers and/or accessible power outlets. We also plan to recruit EV retail dealers to offer leased PowerPacs as part of their EV sales/lease.

Secondly, MURB EV owners can subscribe to our PowerNet (TM) service by downloading our app whereupon they can search for and reserve a residential EV charger nearby that is equipped with either our Cameo or ePort that are connected to our Cloud network. Tactically we plan to recruit residential charger owners that live within the neighborhood to join our network as charger hosts and list their Cameo or ePort enabled charger for reservation and use. We believe that MURB tenants in the neighborhood would welcome the opportunity to have access to such residential chargers especially if their MURB is not structurally or financially able to support on-premises EV chargers, or if such chargers were insufficient in numbers. By empowering standalone, un-connected home or public EV chargers with our Cameo and/or ePort hardware adapters the EV charging grid has the potential to grow exponentially and expand the population of publicly available EV charging stations. Such an outcome should significantly diminish range anxiety among EV drivers. Towards that goal, our business strategy includes licensing our technology and hardware adapters and make them available to all providers of EV charging, even those that may be deemed to be our competitors because arresting carbon emissions cannot wait. To meet the world's ambitious EV adoption goals, the EV charging grid must grow even faster. Cameo would make that possible.

A third service product is our mobile station charging service called mPower (TM) which we hope will debut in 2025/2026. mPower would be reservable for onsite EV charging at or near the location of the

requesting user. This service is also covered by our patents. Other pending patents underlie other products/services we have on the drawing board which will be announced upon approvals of the related patent applications if they are approved.

 We expect to generate future revenues from three principal channels: firstly, from driver membership fees for their use of our listing and booking service of EV charging stations. Within this revenue category we expect to differentiate and price accordingly for drivers that desire access to specific chargers and access priority which we expect to be favored by MURB tenants. Geographical coverage would also be a factor in fee pricing. Secondly, from leasing our PowerPac, Cameo and ePort hardware to homes, municipalities and commercial establishments such as shopping malls. Our hardware is designed to enable the automation of the reservation of the EV charger and EV charging process which increases a host's EV charger availability, and thus more revenues. Thirdly, the

Company plans to derive sales from processing fees charged on every booking and electricity utilization transaction which fees may be shared with the charger host.

Our supply chain consists of PowerPac, Cameo and ePort manufacturing contractors and electricity providers. We plan to outsource all manufacturing to proven contractors. The cost of electricity used in the charging of EVs is subject to division between the charger host and Power Hero depending on the contractual options that are subscribed for by the host. Such options would present different combinations of revenue and cost share percentages.

The EV charging industry is an emerging one and we believe that the top four companies are ChargePoint, EVgo, Wallbox and Blink Charging. While they have different products/services and business models, they share one common strategy which is to grab as much of the public charging market as possible, at great financial costs and operating losses. Power Hero has a different strategy and focus which is to leverage existing electrical infrastructure, in particular the residential market and primarily residential buildings (MURBs). As such we don't view the competition as competition per se but rather as potential partners. We believe that we complement them and fill a much-needed void in the EV charging tapestry which are MURBs.

5. How many employees does the Company currently have? (§ 227.201(e))

The company has 8 employees who are independent contractors.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

    A. <u>Risk from Pandemics</u>
        We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have

material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

B. Intellectual Property

Although we have had success in getting 9 patents issued with at least a dozen more patents pending, demonstrated certain functionality with working prototypes, our patents may not provide the utility that we expect and may even be challenged or ineffective. Our additional pending patents still need to be examined by the US Patent and Trademark Office and have not yet been approved, and may not be approved.

C. Dependence on Key Individuals

All the Company's issued and pending patents are of inventions that originated with our Founder Esmond Goei who is also credited with authorship for several issued and pending patents in a prior startup he founded. Esmond is a prolific inventor and innovator and is expected to contribute additional inventions and ideas in the years ahead but that is neither certain nor guaranteed. We also have two key development professionals that have yet to join Power Hero as full-time employees, one in hardware and the other in software, and their employment is conditioned upon additional financings.

D. Unfavorable User and Venue Operator Adoption, and Competition

There are several EV charging station operators and listing services for EV charging stations that are operating today and which are substantially larger than Power Hero Corp. While our business model is predicated on improving user access to electricity grid points and complementing and improving the operations of existing charging station operators, these operators may not be agreeable to work with us. While we also believe that our PowerPac, Cameo and mPower products/services addresses much needed problems and inconveniences in

EV charging, there is no guarantee that users will embrace our concepts or would prefer our service to those of existing charging companies.

E. Little to No Liquidity

The securities that investors have acquired and may be acquiring from the Company in subsequent financings are not currently tradable on any public stock exchange. Even if we were to list on a public stock exchange via an initial public offering (IPO), investors may still be required to hold such securities for a specified number of
months as dictated by securities laws and/or the associated investment banks that underwrite our IPO. Further, even after investors' securities are eligible for resale there may not be an active market for them to sell their shares.

F. Our business projections are only estimates

Based on Management's experience in running previous startup companies, Power Hero Corporation has assessed the personnel needs and cash needs of the Company, the potential consumers of its services, and how to address and serve such markets and the projected sales and income potentially derivable from such markets. However, there can be no assurance that the Company will meet those projections. There can be no assurance that the company will succeed or indirectly that investors will make money from their investments even if there is sufficient demand for our Power Hero EV Charging Network services. In addition, there is no guarantee that we can provide such services at a profit, or that we will be able to offer a service better than any of our competitors, or that consumers will use our service.

G. Dependence on contract development and external manufacturing contractors

The Company's prudent use of funds is the result of contracting individuals and third parties to undertake product development in hardware and software, as and when the need arises. While these contractors have indicated that they are eager to join the Company as full-time employees upon adequate financing there is no guarantee that they will. In the event that such contractors do not join the Company we would not be able to dedicate the full manpower resources we need to meet our market launch goals. In addition, the Company intends to outsource its manufacturing. Such companies may not provide adequate services on a timely basis.

H. The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO).

If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

I. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

J. The Company does not anticipate paying any cash dividends for the foreseeable future

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to the holders of its shares of common stock.

K. Start-up investing is risky

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

L. You may only receive limited disclosure

While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

M. Power Hero Corp. is a relatively young company

The Company has only one client so far who has placed an order for $100,000 of PowerPacs but the Company has not yet fulfilled such order and has not begun commenced manufacturing or. product sales. As a start-up we are continually assessing market opportunities and our business model might well change. While we believe that our technology has great utility and value in the EV industry and offers great opportunity for success there is no guarantee that our vision of market success with "home charging" and an "Airbnb" of reservable home charging stations, and a mobile EV charging station concept will succeed.

N. We are dependent on general economic conditions

Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

O. Our ability to succeed depends on how successful we will be in our fundraising efforts

We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

P. <u>The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.</u>

You should not rely on the fact that our Form C-AR, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Q. <u>Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company</u>

The securities that have been offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

R. <u>The Company's management have broad discretion in how the Company is operated</u>

While the Company's reporting provides updates to the Company's progress you will have limited opportunity to influence the Company's operation and investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors do not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

S. <u>The shares of Securities acquired may be significantly diluted as a consequence of subsequent financings</u>

Company equity securities will be subject to dilution. The Company intends to conduct additional crowdfunding and financings under Reg CF and Reg D and also issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

T. <u>The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this reporting</u>

Each such round of financing is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

U. <u>There is no present public market for the Company's securities</u>

V. <u>In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management</u>

It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	44,000,000	17,029,813	1 vote per share	None

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The securities were valued by the Company's executive management in consideration of various parameters such as the share prices of publicly listed companies in the same industry, the market size and growth metrics, the Company's intellectual property especially its 9 patents that were granted, management's track record, and the subscriptions of several hundred investors in its last crowdfunding campaign in November 2023. The Company expects to employ the same valuation methodologies in the immediate future.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Power Hero], investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Power Hero and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
SAFE security holders	See Audited Financials below		

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
04/21/2023	Common Stock	$558,610	Reg CF	Product development, working capital and financing.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

During the reporting period Power Hero engaged in discussions with a number of national and international companies in the electric vehicle ("EV") sector relating to licensing Power Hero's intellectual property ("IP") and products, and such discussions are continuing. Since the reporting period Power Hero engaged in discussions with a capital pool company ("CPC") listed on a major Canadian stock exchange for the purpose of merging with CPC wherein Power Hero's shareholders would emerge as the majority controlling shareholders of the resulting merged company listed on the stock exchange. Those discussions resulted in a draft letter of intent ("LOI") which included a valuation of US$20 million for Power Hero. The parties have since decided not to go forward with the transaction at this time.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Please refer to the audited financial statements in this Annual Report.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the audited financial statements in this Annual Report.

Ongoing Reporting Requirements

Power Hero Corp. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Power Hero Corp. will file a report electronically with the SEC annually and post the report on its web site https://www.powerhero.com no later than 120 days after the end of each fiscal year covered by the report.

Power Hero Corp.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

POWER HERO CORP.

TABLE OF CONTENTS



To the Board of Directors of
Power Hero Corp.
La Verne, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Power Hero Corp. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $497,063 and $299,655 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows of $344,027 and $178,098 from operations for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $1,742,515 and a working capital deficit of $239,817. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 11, 2024

POWER HERO CORP.
BALANCE SHEETS
As of December 31, 2023 and 2022

		2023		2022
ASSETS				
Current Assets:				
Cash and cash equivalents	$	107,046	$	18,482
Deferred offering cost		-		5,000
Total Current Assets		107,046		23,482
Non-Current Assets:				
Computer equipment, net		4,835		-
Intangible asset, net		270,083		184,774
Total Non-Current Assets		274,918		184,774
TOTAL ASSETS	$	381,964	$	208,256
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable	$	132,210	$	74,153
Due to related parties		214,653		229,728
Convertibles note payable		-		253,000
Accrued interest payable		-		13,058
Total Current Liabilities		346,863		569,939
Non-current Liability:				
SAFE liabilities		157,606		172,833
Total Liabilities		504,469		742,772
Stockholders' Deficit:				
Common stock $0.000001 par, 44,000,000 shares authorized, 17,029,813 and 14,771,544 issued and outstanding as of December 31, 2023 and 2022, respectively		17		15
Treasury stock		-		-
Additional paid-in capital		1,619,993		710,921
Accumulated deficit		(1,742,515)		(1,245,452)
Total Stockholders' Deficit		(122,505)		(534,516)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	381,964	$	208,256

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

POWER HERO CORP.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

		2023		2022
Operating Expenses:				
Sales and marketing	$	232,977	$	27,203
General and administrative		167,242		164,354
Research and development		99,849		100,741
Total Operating Expenses		500,068		292,298
Loss from operations		(500,068)		(292,298)
Other Income/(Expense):				
Other income		-		133
Interest expense		(12,222)		(11,766)
Change in fair value of SAFE liabilities		15,227		4,276
Total Other Income/(Expense)		3,005		(7,357)
Net loss	$	(497,063)	$	(299,655)
Weighted average common stock outstanding - basic and diluted		15,064,116		14,732,088
Net loss per share - basic and diluted	$	(0.03)	$	(0.02)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

- 4 -

POWER HERO CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2023 and 2022

	Common Stock		Treasury Stock		Additional paid-in capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2021	14,713,449	$ 15	42,000	$ -	$ 603,319	$ (945,797)	$ (342,463)
Conversion of notes	43,695	-	-	-	7,283	-	7,283
Reissuance of treasury stock for service	14,400	-	(14,400)	-	4,800	-	4,800
Stock-based compensation	-	-	-	-	95,519	-	95,519
Net loss	-	-	-	-	-	(299,655)	(299,655)
Balance at December 31, 2022	14,771,544	15	27,600	-	710,921	(1,245,452)	(534,516)
Common stock issued for cash	30,000	-	-	-	15,000	-	15,000
Common stock issued for cash - Reg CF	558,610	1	-	-	558,609	-	558,610
Offering costs	-	-	-	-	(35,672)	-	(35,672)
Conversion of notes	1,669,659	1	-	-	278,279	-	278,280
Stock-based compensation	-	-	-	-	92,856	-	92,856
Net loss	-	-	-	-	-	(497,063)	(497,063)
Balance at December 31, 2023	17,029,813	$ 17	27,600	$ -	$ 1,619,993	$ (1,742,515)	$ (122,505)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

POWER HERO CORP.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (497,063)	$ (299,655)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,278	-
Amortization	3,852	1,759
Stock-based compensation	92,856	100,319
Accrued interest converted to equity	25,280	-
Change in fair value of SAFE liabilities	(15,227)	(4,276)
Changes in operating liabilities:		
Increase in accounts payable	58,057	11,988
Increase/(decrease) in accrued interest payable	(13,060)	11,767
Net cash used in operating activities	(344,027)	(178,098)
Cash flows from investing activities		
Purchase of property and equipment	(6,113)	-
Purchase of intangible assets	(89,161)	(62,733)
Net cash used in investing activities	(95,274)	(62,733)
Cash flows from financing activities		
Proceeds from convertible notes	-	103,000
Increase/(decrease) in due to related parties	(15,073)	65,100
Common stock issued for cash	573,610	-
Offering costs	(30,672)	(5,000)
Net cash provided by financing activities	527,865	163,100
Net change in cash	88,564	(77,731)
Cash at beginning of the year	18,482	96,213
Cash at end of the year	$ 107,046	$ 18,482
Supplemental disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible note agreements to common stock	$ 253,000	$ 7,000
Conversion of accrued interest payable to common stock	$ 25,280	$ 283
Reissuance of treasury stock for service	$ -	$ 4,800

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Power Hero Corp. (the "Company") was incorporated on January 6, 2017 in the state of Delaware. The Company plans to operate as a peer-to-peer ("P2P") network and marketplace that allow users to charge electric vehicles and other mobile devices on the go.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis for reporting. The Company did a 3-to-1 stock split in 2023, which is retroactively applied in these financial statements (see Note 6).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include useful lives of and impairment valuations of computer equipment and intangible assets, deferred income tax assets, fair value of debt and equity instruments, including share-based compensation and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Management makes estimates that affect certain accounts including key personnel costs, and useful lives on intellectual property and computer equipment. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments, with a maturity date of three months or less, to be cash equivalents. The Company considers balances held in money market accounts to

be cash equivalents. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in cash and cash equivalents.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023 and 2022, deferred offering costs were $0 and $5,000, respectively.

Computer Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment. Computer equipment are recorded at cost, less accumulated depreciation. The Company depreciates computer equipment using the straight-line method based on its estimated useful life of 2 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2023, the management determined no impairment on the Company's computer equipment.

Computer equipment as of December 31, 2023 follows:

Computer equipment	$	6,113
Less: Accumulated depreciation		(1,278)
Computer equipment, net	$	4,835

Depreciation expense for the year ended December 31, 2023 was $1,278.

Intangible Asset - Patents

Patents are initially measured at the legal costs incurred in the filing process. Patents are recorded at cost, less accumulated amortization. The Company's patents include pending patents and licensed patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining licensed patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to twelve patents applications as of December 31, 2023, for which the filing process has already begun. However, the issuance of these patents has not yet been made by the United States Patent and Trademark Office ("USPTO") or other applicable patent office.

No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial. Pending patents consist of fees paid to apply for several patents. As of December 31, 2023, the Company has six patents approved by the USPTO and one patent approved by the Australian Government's patent agency, IP Australia.

Patents as of December 31, 2023 and 2022 are as follows:

	2023	2022
Licensed	$ 99,135	$ 49,383
Pending	177,682	138,273
	276,817	187,656
Accumulated amortization	(6,734)	(2,882)
Intangible asset, net	$ 270,083	$ 184,774

Amortization expense for the years ended December 31, 2023 and 2022 was $3,852 and $1,759, respectively.

Derivative Liability

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under ASC 815, *Derivatives and Hedging*.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

The Company determined that the SAFE agreements are debt. Given the potential cash settlement upon a liquidity event, and the variable number of equity shares issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. Whenever available, fair value is based on or derived from observable market prices. When observable prices or inputs are not available, unobservable prices or inputs are used to estimate the fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued. The three levels of the fair value measurement hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

With the exception of the Simple Agreement for Future Equity ("SAFE") liabilities, the carrying values of the Company's assets and liabilities approximate their fair values, primarily due to their short-term nature.

SAFE liabilities are marked to market each reporting period using level 3 inputs. The fair value of the SAFE liability as of December 31, 2023 and 2022, was determined based on a probability-weighted model with 3 possible outcomes considered to include: 1) equity financing of preferred stock; 2) a liquidity event; or 3) dissolution. Refer to Note 5 for more information about the SAFE liability. Changes in Level 3 financial liability measured at fair value for the years ended December 31, 2023 and 2022 are as follows:

Balance December 31, 2021	$	177,109
Change in fair value of SAFE agreements		(4,276)
Balance December 31, 2022		172,833
Change in fair value of SAFE agreements		(15,227)
Balance December 31, 2023	$	157,606

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2023, the Company has not earned any revenue.

Research and Development

Research and development costs are expensed as incurred.

Advertising

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the years ended December 31, 2023 and 2022 was $111,184, and $6,852, respectively.

	2023		2022	
Paid advertisements	$	11,942	$	500
Media production		50,000		-
Marketing materials		2,250		5,000
Social media expense		46,515		625
Dues and subscriptions		477		727
Total	$	111,184	$	6,852

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected

stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common stock issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items

POWER HERO CORP.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

outstanding as of December 31, 2023 and 2022 consist of outstanding options (Note 6) and SAFE agreements (Note 5).

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has not generated revenues or profits since inception, has sustained net losses of $497,063 and $299,655 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows of $344,027 and $178,098 from operations for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $1,742,515 and a working capital deficit of $239,817. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES

From 2021 to 2022, the Company issued a series of convertible notes in exchange for cash for the purpose of raising additional operating capital. The convertible notes were unsecured, bear interest of 6% per annum with all principal and interest due and payable on its maturity date, October 31, 2023.

These convertible notes were subject to automatic conversion upon capital financing of at least $2,000,000 at a conversion price equal to the price per share paid by the investors in such capital financing. These convertible notes were also subject to holders' optional conversion upon the maturity date into common stock at a conversion price of $0.17 ($0.50 pre-stock split) per share. At any time on or after the maturity date, the holder may elect to either: (a) demand repayment of the outstanding principal amount and unpaid interest; or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share. In the event of change in control (as defined in the agreement), the majority holders may elect to either: (a) declare that the notes shall become due and payable immediately prior to the closing of the change of control and receive in payment an amount equal to 200% of the outstanding principal amount plus all unpaid interest; or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share.

In 2022, the Company converted notes with total principal amount and unpaid interest of $7,283 into 43,695 shares of common stock. On notes' maturity date, the holders opted to convert all the outstanding notes with total principal amount and unpaid interest of $278,280 into 1,669,659 shares of common stock (see Note 6).

The outstanding principal balance as of December 31, 2023 and 2022 was $0 and $253,000, respectively. Accrued interest as of December 31, 2023 and 2022 was $0 and $13,058, respectively. The Company incurred interest expense of $12,222 and $11,766 for the years ended December 31, 2023 and 2022, respectively.

NOTE 5: SAFE AGREEMENTS

In 2019 to 2020, the Company entered into a series of SAFE agreements for a total amount of $332,687, (in aggregate the "Purchase Amount"). The SAFEs do not accrue a dividend and are non-voting. The SAFE agreements are unsecured obligations.

In the event of preferred equity financing before the termination of the SAFEs, the SAFEs automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. The discount price is the lower of: (a) the price per share of the standard preferred stock sold in the preferred equity financing multiplied by the discount rate or (b) the price per share of the standard preferred stock multiplied by a rate determined by dividing the valuation cap.

In the event of liquidation before the termination of the SAFEs, the investor may either: (i) opt to receive a cash payment equal to the Purchase Amount; or (ii) automatically receive a number of shares of common stock equal to the Purchase Amount divided by the liquidity price. A liquidity event is defined as a change of control or an initial public offering while liquidity price is the price per share equal to the fair market value of the common stock at the time of the liquidity event multiplied by the discount rate. If there are not enough funds to pay the holders of SAFE agreements in full, then all the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In the event of dissolution before the termination of the SAFEs, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. This event is defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a liquidity event, whether voluntary or involuntary. The Purchase Amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2023 and 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will convert into preferred stock.

As of December 31, 2023 and 2022, the details of outstanding SAFE obligations are as follows:

Discount Rate	Valuation Cap	Purchase Amount		Fair Value	
		12/31/2023	12/31/2022	12/31/2023	12/31/2022
90%	$ 6,000,000	$ 171,892	$ 171,892	$ 72,042	$ 81,026
80%	$ 5,000,000	160,795	160,795	85,564	91,807
		$ 332,687	$ 332,687	$ 157,606	$ 172,833

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

Under the original articles of incorporation under the Company's original name "Ijuze Corp", the Company was authorized to issue 10,000,000 shares of common stock at $0.000001 par value. In January 2018, the Company changed its name to Power Hero Corp. In March of 2018, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 20,000,000 shares of common stock at $0.000001 par value and subjected all outstanding common stock to a 2-for-1 stock split. In January 2023, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 44,000,000 at $0.000001 par value and subjected all outstanding common stock to a 3-for-1 stock split. All outstanding shares disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock splits.

As of December 31, 2023 and 2022, the Company had 17,029,813 and 14,771,544 issued and outstanding shares of common stock, respectively.

Common Stock

In 2022, the Company re-issued 14,400 shares of treasury stock in exchange for service valued at $4,800. Also, convertible notes amounting to $7,283 were converted at the option of the holder in exchange for 43,695 shares of common stock.

In 2023, 30,000 shares of common stock were issued for cash in the amount of $15,000. Also, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $558,610 in gross proceeds through the issuance of 558,610 shares of common stock at a price of $1.00 per share. The Company incurred offering costs of $35,672 with this offering.

Treasury Stock

In 2019, the Company issued 42,000 shares of common stock to a contractor in exchange for service. On the same year, the Company reacquired the 42,000 shares of common stock since the contractor failed to deliver the agreed service. 27,600 shares of treasury stock were held as of both December 31, 2023 and 2022.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation - Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period in line with the options vesting. The Company does not have a stock-based employee compensation plan in place as of the date of this report and issues options at the approval of the board on a case-by-case basis, which raises various potential regulatory and tax issues that could significantly impact the Company and/or its option recipients. Therefore, there are various risks and uncertainties associated with the Company's stock options.

Stock options are granted to certain employees of the Company from time to time. As of December 31, 2023 and 2022, 1,631,508 and 1,511,508 stock options were issued and outstanding, respectively, under the approval of the board. Vested stock options were 1,150,902 and 888,775 as of December 31, 2023 and 2022, respectively.

The Company's stock options typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

A summary of options activities for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023		December 31, 2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance beginning of period	1,511,508	$ 0.14	1,181,508	$ 0.13
Granted	120,000	$ 0.50	330,000	$ 0.17
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of period	1,631,508	$ 0.16	1,511,508	$ 0.14
Exercisable at end of period	1,150,902	$ 0.15	888,775	$ 0.16
Intrinsic value of options outstanding at year-end	$ 1,365,120		$ 293,235	
Weighted average duration (years) to expiration of outstanding options at year-end	7.15		7.97	
Weighted average duration (years) to expiration of exercisable options at year-end	6.61		7.18	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

POWER HERO CORP.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

The stock option issuances were valued using the following inputs for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Risk Free Interest Rate	3.74% - 3.78%	2.69% - 3.95%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	7	5 - 7
Fair Value per Stock Option	$0.71 - $0.72	$0.22 - $0.24

As of December 31, 2023, there was $187,797 of costs to be recognized over a weighted-average period of approximately 2.19 years.

The fair value of stock options issued during the years ended December 31, 2023 and 2022 was $85,800 and $76,200, respectively. Stock-based compensation expense during the years ended December 31, 2023 and 2022 was $92,856 and $95,519, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

Due to Related Parties

As of December 31, 2023 and 2022, this account consists of:

	12/31/2023	12/31/2022
Deferred compensation	$ 198,250	$ 214,750
Accounts payable	16,403	14,978
	$ 214,653	$ 229,728

The Company also provided compensation to its key executives for the services they provided which were recorded to operating expenses in the amounts of $95,519 and $92,856 for the years ended December 31, 2023 and 2022, respectively. These key executives are also Company's stockholders. Payment of this compensation is deferred and will be paid out at a later date once the Company meets their next financing goal. The table below represents the activity during years 2021, 2022, 2023.

	Payable to CMO	Payments made	Expensed during year
2021	$ 26,250	$ -	No compensation for the year
2022	$ 26,250	$ -	No compensation for the year
2023	$ 47,750	$ (8,500)	30,000

	Payable to CEO	Payments made	Expensed during the year
2021	$ 133,000	$ -	$ 72,000
2022	$ 188,500	$ (40,500)	$ 96,000
2023	$ 150,500	$ (134,000)	$ 96,000

As of December 31, 2023 and 2022, the company has accrued total deferred compensation balances of $198,250 and $214,750, of deferred compensation, respectively. These payables do not bear interest and are considered payable on demand.

The Company has amounts due to largest stockholder recorded as due to related parties for reimbursement of expenses paid on behalf of the Company. The outstanding amount included in these financial statements as of December 31, 2023 and 2022 was $6,803 and $5,378 respectively.

In 2022, the Company engaged a firm owned by one of the Company's stockholders to provide consulting services on the design of circuit cards, firmware and electronic components, which were recorded to operating expenses amounting to $22,097. The outstanding balance as of both December 31, 2023 and 2022 was $9,600, which is included in due to related parties. The Company issued this related party 4,800 shares compensating the deferment of the payment in 2022.

Convertible Notes

The convertible notes discussed in Note 4 include notes issued to the Company's CEO for a total of $63,500. The outstanding principal balance of this note as of December 31, 2023 and 2022 was $0 and $63,500, respectively. Related accrued interest was $0 and $2,810 as of December 31, 2023 and 2022, respectively. Interest expense was $3,173 and $2,495 for the years ended December 31, 2023 and 2022, respectively.

SAFE Agreements

The SAFE agreements discussed in Note 5 include SAFEs issued to the Company's CEO for a total of $57,875.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 9: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2023 and 2022 are

summarized below:

	2023	2022
Defered tax asset on:		
Net operating loss carryforward	$ 419,220	$ 296,141
R&D credit carryforward	4,819	3,544
Interest expense	-	3,733
Research and development expense	10,743	7,401
Total deferred tax assets	434,782	310,819
Defered tax liability on:		
Depreciation and amortization	(11,210)	(8,657)
Deferred tax asset, net	423,572	302,162
Valuation allowance	(423,572)	(302,162)
Net deferred tax assets	$ -	$ -

A reconciliation of the U.S federal income tax rate to the Company's effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
U.S federal statutory income tax	21.00%	21.00%
State tax rate, net of federal benefit	6.98%	6.98%
Deductible expenses	1.51%	-
Nondeductible expenses	(3.93%)	(6.69%)
Nontaxable gain	0.64%	0.30%
Change in valuation allowance	(26.20%)	(21.59%)
Effective tax rate	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $423,572 and $302,162 were recorded as of December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 27.98%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets. The increase in the valuation allowance for the year ended December 31, 2023 was $121,410.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2023, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $1.50 million and $1.06 million,

respectively. Federal NOL incurred prior to tax year 2018 amounting to $0.14 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $1.36 million and $0.92 million as of December 31, 2023 and 2022, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has approximately $5,000 of research and development credits that will expire in 2029, if unused.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2023 tax years remain open to examination.

NOTE 10: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company discovered pervasive issues with its accounting and financial reporting practices during the course of the preparation and audit of these financial statements. The Company restated its previously reported financial statements for the year ended December 31, 2022 and all related disclosures due to these issues. The following are comparisons of the previously reported financial statements and the restated financial statements:

BALANCE SHEET

	December 31, 2022		
	As Previously Reported	Adjustments	As Restated
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 18,482	$ -	$ 18,482
Prepaid expenses	469	(469)	-
Deferred offering cost	-	5,000	5,000
Total Current Assets	18,951	4,531	23,482
Non-Current Assets:			
Intangible asset, net	158,090	26,684	184,774
Total Non-Current Assets	158,090	26,684	184,774
TOTAL ASSETS	$ 177,040	$ 31,216	$ 208,256
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current Liabilities:			
Accounts payable	$ 101,643	(27,490)	74,153
Deferred compensation	214,750	(214,750)	-
Due to related parties	-	229,728	229,728
Convertible notes payable	-	253,000	253,000
Accrued interest payable	-	13,058	13,058
Total Current Liabilities	316,393	253,546	569,939
Non-current Liabilities:			
SAFE liabilities	332,687	(159,854)	172,833
Convertible notes payable	253,000	(253,000)	-
Accrued interest payable	23,860	(23,860)	-
Total Liabilities	925,940	(183,168)	742,772
Stockholders' Deficit:			
Common stock	5	10	15
Additional paid-in capital	480,053	230,868	710,921
Option grants	23,509	(23,509)	-
Accumulated deficit	(1,252,467)	7,015	(1,245,452)
Total Stockholders' Deficit	(748,900)	214,384	(534,516)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 177,040	$ 31,216	$ 208,256

POWER HERO CORP.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

STATEMENT OF OPERATIONS

		2022			
		As Previously Reported	Adjustments	As Restated	
Operating Expenses:					
Contractors and Professional Services	$	152,676	$ (152,676)	$	-
General & Administrative		19,512	144,842		164,354
Research and development		26,897	73,844		100,741
Amortization		14,253	(14,253)		-
Equity Based Compensation		9,480	(9,480)		-
Advertising & Marketing		6,853	(6,853)		-
Sales and marketing		-	27,203		27,203
Total Operating Expenses		229,671	62,627		292,298
Loss from operations		(229,671)	(62,627)		(292,298)
Other Income/(Expense):					
Interest Expense		(19,266)	7,500		(11,766)
Taxes		(450)	450		-
Other income		-	133		133
Change in fair value of SAFE liabilities		-	4,276		4,276
Total Other Income/(Expense)		(19,716)	12,359		(7,357)
Net loss	$	(249,387)	$ (50,268)	$	(299,655)
Weighted average common stock outstanding - basic and diluted		14,799,144	(67,056)		14,732,088
Net loss per share - basic and diluted	$	(0.02)	-	$	(0.02)

STATEMENT OF CASH FLOW

		2022			
		As Previously Reported	Adjustments	As Restated	
Cash flows from operating activities					
Net loss	$	(249,387)	$ (50,268)	$	(299,655)
Adjustments to reconcile net loss to net cash used in operating activities:					
Amortization		14,253	(12,494)		1,759
Stock-based compensation		-	100,319		100,319
Change in fair value of SAFE liabilities		-	(4,276)		(4,276)
Changes in operating liabilities:					
Increase in accounts payable		36,064	(24,076)		11,988
Increase in deferred compensation		55,500	(55,500)		-
Increase in accrued interest payable		-	11,767		11,767
Net cash used in operating activities		(143,570)	(34,528)		(178,098)
Cash flows from investing activities					
Purchase of intangible assets		(70,707)	7,974		(62,733)
Net cash used in investing activities		(70,707)	7,974		(62,733)
Cash flows from financing activities					
Proceeds/(repayment) of borrowings		96,000	(96,000)		-
Capitalization of accrued interest		18,984	(18,984)		-
Increase in additional paid-in capital		12,083	(12,083)		-
Issuance of option grants		9,480	(9,480)		-
Proceeds from convertible notes		-	103,000		103,000
Increase/(decrease) in due to related parties		-	65,100		65,100
Offering costs		-	(5,000)		(5,000)
Net cash provided by financing activities		136,547	26,553		163,100
Net change in cash		(77,730)	(1)		(77,731)
Cash at beginning of the year		96,213	-		96,213
Cash at end of the year	$	18,482	$ -	$	18,482

NOTE 11: SUBSEQUENT EVENTS

Patent

Subsequent to December 31, 2023, two additional patents applications were approved by the USPTO.

Management's Evaluation

The Company has evaluated subsequent events through April 11, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.